

Mail Stop 3561

February 16, 2017

Sean Quinn
Chief Financial Officer
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

> **Re:** **Cimpress N.V.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 12, 2016**
> **File No. 000-51539**

Dear Mr. Quinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Non-GAAP Financial Measure, page 46

1. Your disclosure states that Adjusted net operating profit after tax (NOPAT) is the primary metric by which you measure consolidated financial performance and that it is intended to supplement investors' understanding of your operating results. Item 10(e)(1)(i)(C) of Regulation S-K requires a statement disclosing the reasons why you believe that the presentation of a non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations, not how your management uses the information. Please revise your discussion to provide a more detailed description of how your non-GAAP measures are useful to investors. Please provide us with your proposed revised disclosure. We have similar concerns regarding your disclosure for non-GAAP measures presented in your earnings releases.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 59

Goodwill, page 62

2. Beginning in the fourth quarter of fiscal 2016, you changed your annual goodwill impairment testing date from January 1st to May 31st of each fiscal year. Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

Note 14. Income Taxes, page 91

3. Please explain why the tax rate differential on non-U.S. earnings increased to 35.7% for the year ended June 30, 2016 and if you considered updating your disclosure of the range of applicable tax rates in your significant tax jurisdictions.

Note 19. Quarterly Financial Data (unaudited), page 102

4. During both fiscal years presented, the quarterly data shows significant fluctuation in the operating results between the quarters. Please revise your disclosure to discuss the nature of any unusual or infrequently occurring items that impacted your quarterly results of operations between the periods presented. Refer to Item 302(a)(3) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended December 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

5. You disclose you expect to realize net operating expense savings as a result of targeted reductions in headcount starting in fiscal 2018. In future filings, please revise to quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to SAB Topic 5.P.4.

Form 8-K furnished on January 23, 2017

Exhibit 99.1

6. Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). See Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Please explain why you calculate free cash flow in this manner. We may have further comments.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure